M E M O R A N D U M
TO:	Soo Im-Tang U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Vice President and Deputy General Counsel Jackson National Asset Management, LLC
DATE:	August 26, 2024
SUBJECT:
Response to comments on the proxy statement filed as PRE14A on August 8, 2024 (the “Proxy Statement”) for the JNL Multi-Manager Emerging Markets Equity Fund, a series of the JNL Series Trust (File Nos: 033-87244 and 811-08894) (the “Registrant”)

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission Staff”) comments to the Proxy Statement received via telephone on August 19, 2024. The comments are forth below in italics, with the responses immediately following.

1.
Please be reminded that the Registrant is responsible for the accuracy or inaccuracy of the Proxy Statement notwithstanding any review, comments, action, or inaction on the part of the Commission Staff.

RESPONSE: The Registrant understands that it is responsible for the accuracy or inaccuracy of the Proxy Statement notwithstanding any review, comments, action, or inaction on the part of the Commission Staff.

2.	Please respond in an EDGAR correspondence filing in advance of the definitive filing that the Registrant will remove the brackets and update any missing information.

RESPONSE: The Registrant confirms that any missing or bracketed information will be included in the Proxy Statement before the definitive filing.

3.
On page 4 of the Proxy Statement, in the “Notice of Special Meeting of Shareholders,” please clarify that the reference to the “Board of Trustees” in the following sentence is to the Board of the Fund/Trust and not the insurer: “The Board of Trustees of the Trust (the “Board”) unanimously recommends that Shareholders vote FOR the Proposal.” Please make corresponding change throughout the Proxy Statement, as applicable.

RESPONSE: The Registrant respectfully declines the comment. The Registrant believes the language is clear as written because it states, “The Board of Trustees of the Trust (the “Board”). The Registrant directs the Commission Staff’s attention to the first paragraph of the Notice where the JNL Series Trust is defined as the “Trust.” (underlined emphasis added)

4.
On page 8 of the Proxy Statement, in the “Voting Instructions” section, under the “Required Vote” heading, please consider whether the following sentence is relevant to shareholders: “Generally, a simple majority of votes cast is sufficient to take or authorize action upon any matter which may be presented for a Shareholder vote, unless a different vote is required by law, the Declaration of Trust or the By-Laws.”

RESPONSE: The Registrant intends to retain this sentence because it provides context to shareholders by explaining voting thresholds may differ based on the nature of the proposal(s), i.e., a simple majority of votes cast vs. a majority of the outstanding voting securities.

5.
On page 10 of the Proxy Statement, in the “Summary of the Proposal” section, please define the reference to the “Board” in the following sentence: “On July 29, 2024, the Board, including the Trustees who are not “interested persons” as defined by the 1940 Act (the “Independent Trustees”), approved an amended fundamental policy regarding industry concentration for the Fund, subject to approval by Shareholders (the “Amended Policy” or the “Proposal”).” (underlined emphasis added)

RESPONSE: The Registrant has made the requested change as follows (underlined text has been added):

On July 29, 2024, the Board of Trustees of the Trust (the “Board”), including the Trustees who are not “interested persons” as defined by the 1940 Act (the “Independent Trustees”), approved an amended fundamental policy regarding industry concentration for the Fund, subject to approval by Shareholders (the “Amended Policy” or the “Proposal”).

6.	On page 10 of the Proxy Statement, in the “Summary of the Proposal” section, please include disclosure as to why the investment adviser is recommending the Amended Policy for the Fund.

RESPONSE: The Registrant has revised the disclosure as follows (underlined text has been added):

All mutual funds are required to adopt fundamental policies with respect to a limited number of matters. Fundamental investment restrictions or policies cannot be changed, as a matter of law, without shareholder approval. The Fund is currently allowed to concentrate its investments in the banking industry in excess of the 25% industry concentration limit. However, the Commission Staff noted that a fund may not reserve freedom to action to concentrate in a particular industry by use of the word “may.”

Jackson National Asset Management, LLC (“JNAM”), the investment adviser to the Fund, has reviewed the current fundamental policies for the Fund and, in light of the Commission Staff’s comments, JNAM has recommended to the Board that the fundamental policy with respect to industry concentration for the Fund be amended to remove the Fund’s exemption from the 25% industry concentration limit. If the Proposal is approved by Shareholders, the exemption from the 25% industry concentration limitation will no longer apply to the Fund and the Fund will not be allowed to invest more than 25% of the value of its assets in any particular industry (other than U.S. Government securities and/or foreign sovereign debt securities).

7.
On page 10 of the Proxy Statement, in the “Summary of the Proposal” section, if applicable, please include disclosure explaining why the Amended Policy is beneficial to the Fund or how it is expected to impact the Fund’s investment strategy or otherwise explain in correspondence.

RESPONSE: The Registrant does not believe this is applicable. The Registrant is soliciting a shareholder vote for this Fund based the Commission Staff’s recent communication of its position on industry concentration during a comment provided on the Trust’s recent 485(a) filing. Specifically, the Commission Staff noted that a fund may not reserve freedom to action to concentrate in a particular industry by the use of the word “may” (e.g., if a fund has a fundamental policy with respect to industry concentration, it must invest more than 25% of its assets in such industry).

8.	On page 10 of the Proxy Statement, in the “Summary of the Proposal” section, please include disclosure stating whether the Board considered any factors that weighed against the Amended Policy.

RESPONSE: The Registrant has revised the disclosure as follows (underlined text has been added):

In reaching its conclusion, the Board considered the Fund’s investment strategy, the current exemption from the 25% industry concentration limit, and the Amended Policy. The Board did not determine any considerations related to the Amended Policy to be adverse to the Fund. The Board, after careful consideration, approved the Amended Policy.

9.
On page 10 of the Proxy Statement, in the “Summary of the Proposal” section, please include disclosure if there will be any material change in the Fund’s risk profile as a result of the Amended Policy.

RESPONSE: The Registrant has added the following sentence to the disclosure:

There will be no material changes to the Fund’s investment strategy or its risk profile.

10.	On page 10 of the Proxy Statement, in the “Outstanding Shares” section, please include a column in each table with the “amount and nature of beneficial ownership” as required by Item 6d of Form 14A.

RESPONSE: The Registrant has made the requested update as follows (underlined text has been added):

As of the Record Date, August 23, 2024, the following persons owned 5% or more of the shares of the Fund either beneficially or of record:

JNL Multi-Manager Emerging Markets Equity Fund – Class A Shares
Owner’s Name	Address	Amount	Percentage of Shares Owned
[to be provided]	[to be provided]	[to be provided]	[to be provided]

JNL Multi-Manager Emerging Markets Equity Fund – Class I Shares
Owner’s Name	Address	Amount	Percentage of Shares Owned
[to be provided]	[to be provided]	[to be provided]	[to be provided]

It is the Registrant’s intention to respond fully to the Commission Staff’s comments and believes that the responses above do so fully.

If you have any questions, please call me at (517) 574-2089. Thank you for your prompt attention to this matter.

cc: File